Filed by Signature Group Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Signature Group Holdings, Inc.

Signature Group Holdings, Inc. Accelerates Growth Strategy

Announces 1-for-10 Reverse Split of Common Shares, Plan to Reincorporate in Delaware, and Intention to Redeem 9% Notes

Sherman Oaks, CA October 10, 2013 — Signature Group Holdings, Inc. (OTCQX: SGGH) today announced the next steps in its growth strategy: a 1-for-10 reverse stock split, a proposed reincorporation into Delaware, and the planned redemption of its 9% notes due 2016. These initiatives follow the Company’s shelf registration statement to raise up to $300 million in new capital for acquisitions, declared effective by the Securities and Exchange Commission last month.

Highlighting the progress the Company has made since Craig Bouchard assumed the role of Chairman and CEO in June, 2013, Mr. Bouchard said: “we have prepared for acquisition-driven growth. In just 4 months, we have:

•	elected a dynamic board via stockholder vote,

•	reduced headcount at headquarters,

•	filed an effective shelf registration statement to raise up to $300 million in capital, and

•	completed the sale of the Company’s remaining mortgage assets, which increased our cash position by over $27 million.”

Bouchard continued: “building on that foundation, here is what we plan to do next:

•	reverse split our stock to become more attractive to institutional stockholders and sellers of companies,

•	reincorporate into Delaware, the state we believe is best suited for public companies and most protective of stockholders, and

•	redeem our publicly traded bonds, saving $3.4 million per year in interest expense.”

These milestones strengthen the Company’s infrastructure for a significant acquisition, as we seek to reshape the Company,” Bouchard concluded.

A 1-for-10 reverse split of the Company’s common stock will become effective on or about October 15, 2013. The Company’s authorized shares of common stock will be reduced from 665 million to 66.5 million, and the Company’s outstanding shares of common stock will be proportionally reduced from approximately 122,116,451 shares to approximately 12,215,000 shares. No fractional shares will be issued in the reverse stock split, and instead will be rounded up to the nearest whole share. The Board of Directors of the Company has approved this reverse stock split, and believes that a higher per-share price will make the Company more attractive to stockholders and businesses to be acquired or invested in, and help attract institutional following. No stockholder approval is required to approve the reverse stock split under Nevada law.

In addition, the Company’s Board of Directors today announced its intention to reincorporate into a Delaware holding company. The Board believes that Delaware offers important advantages for the Company and its stockholders, noting that more than fifty percent of all publicly traded companies in the United States are incorporated in Delaware, including sixty percent of companies that constitute the Fortune 500. Delaware also has a well-developed body of corporate law and a specialized court system for business disputes, providing public companies predictability and certainty in pursuing acquisition-driven strategies. Because the reincorporation will require stockholder approval at a special meeting, the Company is filing a Registration Statement on Form S-4 and accompanying Proxy Statement/Prospectus. Upon SEC approval of this Proxy Statement/Prospectus, it will be mailed to stockholders and a special meeting date will be set. At this time the Company expects the special meeting to be held in December, 2013 or January, 2014.

In connection with the reincorporation in Delaware, the Company intends to redeem its 9.0% Notes, issued under an indenture dated as of June 11, 2010. As of June 30, 2013, the face value of these notes was approximately $37.2 million. The Company expects to provide further information to Note holders on the proposed redemption date when it mails the definitive Proxy Statement/Prospectus.

Additional Information About the Reverse Stock Split

The reverse stock split will become effective on the next business day following publication of an announcement on the FINRA Daily List. The Company expects the announcement to occur on October 11, 2013, with an effective date of October 15, 2013, the next business day following the Columbus Day holiday on October 14, 2013. However, the announcement and the effective date may occur later.

As a result of the reverse stock split, a “D” will be appended to the Company’s stock symbol at the opening of business on the effective date. The Company’s trading symbol will be “SGGHD” for twenty business days, after which it will revert to “SGGH.”

Additional Information About the Delaware Reincorporation Proposal

For the reincorporation, the Company has created a new parent holding company in Delaware, SGH Holdco, Inc., and a new limited liability company which is a wholly owned subsidiary of SGH Holdco, Inc. Upon shareholder approval, the Company will be merged into the subsidiary limited liability company, and each share of common stock of the Company will be exchanged for a share of common stock of SGH Holdco, Inc. as merger consideration. The stockholders of the Company will therefore become the stockholders of SGH Holdco, Inc., which will be able to utilize the Company’s net operating loss carryforwards.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AS IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REINCOPRORATION AND RELATED MATTERS. STOCKHOLDERS WILL HAVE ACCESS TO FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND SGH HOLDCO, INC. THROUGH THE SEC WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE (WHEN AVAILABLE) FROM THE COMPANY BY CALLING THE CONTACT LISTED AT THE END OF THIS RELEASE.

About Signature Group Holdings, Inc.

Signature Group Holdings, Inc. is a diversified enterprise with current principal activities in industrial supply and special situations finance. Signature has significant capital resources and is actively seeking additional acquisitions as well as growth opportunities for its existing businesses. For more information about Signature, visit its corporate website at www.signaturegroupholdings.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements, which are based on current expectations, estimates, and projections about the Company’s business and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Company undertakes no obligation to publicly revise or update any forward-looking statements for any reason. These statements include, but are not limited to, statements about the Company’s expansion and business strategies and anticipated growth opportunities and the amount of fundraising necessary to achieve it. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference include, but are not limited to the demand for Industrial Supply’s products; the Company’s ability to successfully identify, consummate and integrate the acquisitions of other businesses; the Company’s ability to open warehouses in additional geographic regions; changes in business or other market conditions; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings, including but not limited to the most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Media Contact:

Jeff Crusinberry

Signature Group Holdings

805-435-1247